EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

September 26, 2002

ENDESA, S.A.

(Exact name of registrant as specified in its charter)

Principe de Vergara, 187
28002 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENDESA. S.A.

TABLE OF CONTENTS

endesa

Investor Relations

Press Release

ENDESA PUTS A PACKAGE OF NON CORE REAL STATE ASSETS ON SALE

- **THE AGGREGATE AREA FOR SALE AMOUNTS TO APPROXIMATELY 160,000 M^2 IN 10 OF THE MOST REPRESENTATIVE SPANISH CITIES**

New York, September 25th, 2002.- As part of its divestment program of non-core assets, Endesa **(NYSE:ELE)** has decided to sell a portfolio of real state assets, mainly office buildings located in Spain not directly linked to its operating activities.

The real state assets to be divested include the new Headquarters building located in Madrid. This transaction, solely completed if the value creation is guaranteed, is designed to allow Endesa the use of the buildings in which it carries out its activities.

This transaction (*sale & lease*) is similar to those carried out by large European companies and falls within Endesa´s real state management policy that commenced in 1997.

Since 1997 Endesa has divested real state assets amounting to €193 million with capital gains of about 70%.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer
Phone # 212 750 7200
jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: September 26, 2002

By: J. Pariente

Name: Jacinto Pariente

Title: Manager of North America Investor Relations